Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 20, 2013

MERGER

Q&A

(For Senior Leadership, Communications, and Investor Relations)

Strategic Rationale

Q: Why are you merging with OfficeMax?

A: We believe that as a combined company we will be even better positioned to meet the evolving needs of customers, offer new opportunities for our associates, become a more attractive partner to our vendors, and increase shareholder value.

Through the merger, we will build a stronger, more efficient competitor able to meet the growing challenges of a fragmented and rapidly changing industry.

Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies.

The combined company will have significantly improved financial strength and flexibility, with the ability to deliver long-term operating performance and improvements through its increased scale and significant synergy opportunities.

Office Depot and OfficeMax share a similar vision and culture, and will greatly benefit from drawing on the industry’s most talented people, combining our best practices, and realizing significant savings by operating as one company.

We are confident that this merger represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.

Q: Why do this transaction now?

A: We believe that our industry has changed dramatically in the past decade and that combining our two companies will enhance our ability to serve customers around the world, offer new opportunities for our associates, make us a more attractive partner to our vendors, and increase shareholder value.

Q: How and when did the discussions begin? Have the companies conducted similar talks in the past?

A: Management from both organizations realized the timing was right to work together to create a stronger, more efficient competitor able to meet the growing challenges of a fragmented and rapidly changing industry.

[Note: Proxy statement and not merger agreement (which will be filed weeks later) will contain background regarding discussions.]

Q: What specific opportunities do you see for the combined business?

A: We believe that this transaction will create significant benefits for our customers, stockholders, suppliers and employees. Key financial and operational benefits include:

•

Merger of Equals Structure: OfficeMax and Office Depot will have equal representation and governance rights on the combined company’s Board of Directors and equal input on key decisions. With an all-stock merger, OfficeMax and Office Depot stockholders will benefit proportionately from the synergies achieved as a combined company.

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•	Enhanced Financial Performance: The combined company is positioned to deliver long-term operating improvement, with greater potential for earnings expansion and improved cash flow generation.

•

Significant Synergy Opportunities: The merger is expected to deliver $400-$600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies.

•

Financial Strength and Flexibility: On a pro forma basis as of December 29, 2012, the combined company would have had more than $1 billion in cash on hand and more than $1 billion available through revolving credit facilities, giving it the flexibility to invest in both its current business and future growth opportunities.

•

Increased Scale and Competitiveness: The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales.

•

Broader Global Footprint: The merger will combine the two companies’ complementary international businesses, with minimal overlap, strengthening the combined company’s ability to serve customers around the world.

•

Improved Customer Experience to Build Brand Loyalty: Consumers and business-to-business customers are increasingly demanding a seamless omnichannel experience across retail stores, direct sales, telesales and digital environments. By integrating these touchpoints effectively, the combined company expects to build lasting brand loyalty.

•	Accelerated Innovation: Both companies anticipate sharing customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs.

Q: How will combining OfficeMax and Office Depot help solve any underlying performance or infrastructure issues at each company?

A: Office Depot and OfficeMax both face the growing challenges of a rapidly changing industry. This includes increasing competition from traditional office products players as well as electronic super stores, mailing and copying centers, big box retailers, and online stores, all of whom continue to expand their product and service offerings.

We believe that combining our two businesses will create a stronger, more efficient competitor best positioned to meet these industry challenges. Together, we will recognize significant synergies and leverage the strengths of both companies.

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The merger is expected to deliver $400-600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies.

Q: Wouldn’t it be better to pursue a combination with Staples?

A: We believe that a merger between Office Depot and OfficeMax is the best strategy at this time and we are excited about today’s announcement.

Q: Did you speak to other parties about a potential merger or acquisition?

A: Our board continually evaluates the full range of strategic and financial opportunities and options available to us to deliver value to our shareholders.

Q: Does Starboard Value’s recent investment in Office Depot and request for change in direction have anything to do with this decision?

A: Our decision was not made in response to any specific request from Starboard.

After evaluating all aspects of our operations, we believe it is in the best interests of our internal and external stakeholders to combine the two companies as doing so enhances our ability to serve customers around the world, offers new opportunities for our employees, and generates greater value for stockholders.

We do believe that this merger makes sense for all of our stockholders, including Starboard.

Q: What will it cost to put the new company together? What are the upfront costs?

A: We currently expect that there will be certain one-time integration expenses of approximately $350-$450 million plus $200 million capital investment.

Q: What is the long-term vision for the new company?

A: The long-term vision of the new company is to create a stronger, more efficient global provider of office solutions. We want to provide a better shopping experience for our customers, new opportunities for our employees, and more value to our stockholders.

Transaction Terms and Details

Q: What are the terms of the transaction?

A: Under the terms of the agreement, OfficeMax stockholders will receive 2.69 Office Depot common shares for each share of OfficeMax common stock.

Office Depot stockholders will own a majority of the combined company’s shares after closing.

The transaction is structured to be tax-free to the shareholders of both companies.

The merger is subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Q: Why was the deal structured as a Merger of Equals (MOE)?

A: An MOE recognizes that the merged company will be a combination of both OfficeMax and Office Depot. We will have a board made up of six OfficeMax and six Office Depot directors, the Board governance will be shared by the directors designated by each party, and a CEO will be selected by both parties’ directors. The shareholders from each company will retain ownership in the combined entity since the deal will be structured as a stock-for-stock, tax-free exchange.

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We believe the strengths of our combined entity will deliver greater long-term value to our shareholders. Stockholders from both companies will benefit from the value creation.

Q: What would be the financial profile of the combined company?

A: The combined company would have had pro forma combined revenue for the 12 months ended December 29, 2012 of approximately $18 billion ($17.6 billion), with $13.2 (75%) in NA revenues and $4.4B (25%) in international revenues.

Q: What other financial ratios did you use to evaluate the merger?

A: The Board considered a range of strategic and financial criteria, including return on invested capital, carefully weighing expected rewards and risk inherent in a merger.

Q: What happens to BC Partners?

A: In connection with the transaction, BC Partners, Inc. and its affiliates, which hold preferred stock representing approximately 22 percent of Office Depot on an as-converted basis, have agreed to vote in favor of the merger. In addition, BC Partners has agreed that as of the closing, its remaining equity stake will consist of common shares representing an amount no more than 5 percent of the voting capital stock of the combined company as a result of the combination of the redemption of preferred shares, conversion to common shares and open market sales of such common shares and repurchases by Office Depot. Following the closing, BC Partners will have no Board designees or other contractual governance rights related to the combined company.

Q: Does the transaction require stockholder approval?

A: Yes, the transaction requires the approval and adoption of the merger agreement by OfficeMax stockholders and the approval by Office Depot’s stockholders for Office Depot to issue shares related to the transaction.

Q: Will you be moving your annual stockholder meeting?

A: No decision has been made yet regarding the timing of the annual meeting. The issuance of shares in connection with the merger will require Office Depot shareholder approval. The transaction will be submitted to the shareholders via a proxy statement as promptly as possible and a shareholder meeting will be called to approve the issuance of shares and other matters properly brought before the shareholders.

Q: When do you expect the transaction to close?

A: The transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Q: Who advised Office Depot on the transaction?

A: Peter J. Solomon Company, L.P. and Morgan Stanley & Co. LLC acted as financial advisors and provided fairness opinions to the Board of Office Depot, and Simpson Thacher & Bartlett LLP acted as legal counsel to Office Depot. Kirkland & Ellis acted as legal counsel to the Board of Office Depot. In connection with the transaction, Perella Weinberg Partners acted as financial advisors to the Transaction Committee of Office Depot’s Board of Directors and Kirkland & Ellis LLP served as the Committee’s legal advisor.

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Management and Integration

Q: Who will lead the combined company?

A: Following the closing, the combined company’s newly constituted Board of Directors will include equal representation and governance rights from each of the two companies. The parties have also agreed to form a selection committee made up of an equal number of independent Board members from each company that will oversee the search process for naming a CEO for the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. Neil Austrian, the Chairman and CEO of Office Depot, and Ravi Saligram, the President and CEO of OfficeMax, will remain in their current positions through the completion of the search process.

The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

Q. How long will it take to find a new CEO?

A: It is premature to speculate on how long it will take, but we can say that the Boards of both companies are committed to finding the absolute best candidate to lead the combined company going forward.

Q. What will happen to the existing CEOs of Office Depot and OfficeMax?

A. Neil Austrian, the chairman and CEO of Office Depot, and Ravi Saligram, the president and CEO of OfficeMax, will both remain in their positions through the completion of the selection process.

Q: Are you worried about losing valuable associates in the meantime?

A: The talented associates of both companies are essential to our future and we intend to work very hard to ensure they see the great strategic and financial logic inherent in this combination.

We intend to put in place customary retention arrangements for transactions of this nature.

Q. What will happen to the brand identities of the two organizations? What will be the name of the combined company?

A: The combined company’s name is expected to be determined following the appointment of a CEO for the combined company.

Q: Under what brand(s) will the new company go to market?

A: The combined company’s marketing brands are expected to be determined following the appointment of a CEO for the combined company.

Q: Where will the headquarters be located? Where will critical operational functions reside?

A: The combined company’s corporate headquarters and location of other operational functions are expected to be determined following the appointment of a CEO for the combined company.

Q: Who will comprise the management team?

A: The management team of the combined company will include experienced leaders from both companies. We have two very strong management teams from which to draw.

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Q: Who will lead the overall integration effort?

A: An Integration Planning Team will develop an integration plan aimed at utilizing the strengths and scale of the combined company and ensuring a smooth and productive transition.

Until the merger closes, both companies will continue to operate as independent, stand-alone businesses.

Q: Do you have the necessary integration experience to successfully combine the operations of these two companies globally? How do you expect to successfully integrate two companies with no CEO?

A: We fully understand the importance of this effort as well as the inherent risks of a merger transaction. We are confident that with the quality of leadership within the two companies and the focus this will have from our Board and management team, we will be successful in achieving a smooth transition and deriving the benefits of this transaction.

Q: Do you have plans to close any headquarters, stores, warehouses, sales offices?

A: It is premature to speculate on such matters. No decisions have been made at this time.

Q: What are the synergy targets and when will they be achieved? Are they realistic given the state of the businesses today? Would you provide a quarterly update on the benefits achieved as you progress?

A: The merger is expected to deliver $400-600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies.

As we report results for each fiscal quarter following the close of the transaction, we will provide quarterly updates on synergies achieved once we begin the integration process.

Q: What are the projected integration costs?

A: We currently expect that there will be certain one-time integration expenses of approximately $350-450 million plus $200 million capital investment.

Q: Does this mean that the Office Depot $300 million EBIT target by 2015 is off the table?

A: Office Depot will continue to implement its short-term and long-term initiatives with the goal of improving our financial performance and increasing stockholder value.

Q: How will this merger impact the contract business and its customers?

A: We would implement the same strategy with the combined company that each is now pursuing independently: to grow our small- to medium-sized customer base. We will also pursue capturing all of the efficiencies this transaction offers. These strategies are intended to improve the overall margin of the business. Together, we will employ the best-in-class sales strategies from each company.

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About the Regulatory Review Process

Q: Tell us about the antitrust review process.

A: Our proposed transaction will be reviewed by the Federal Trade Commission under the Hart-Scott Rodino Act, and is subject to the completion of that review. We cannot speak for the FTC regarding the nature of their review or how long it will last, but we will certainly cooperate with the FTC in this review.

Q: Office Depot’s proposed merger with Staples did not receive FTC approval. How is this transaction different?

A: The world has changed a great deal since 1997, as have Office Depot and OfficeMax. In 1997, customers were somewhat limited to purchasing office products at office supplies superstores. Customers are now able to buy office supplies and technology products at a number of diversified brick and mortar and online retailers well beyond the traditional office supply companies. For example:

•	Costco is aggressively pursuing the office supply business

•	Wal-Mart is broadening its assortment in certain product areas

•	Sam’s Club is focusing on small business customers and offering a greater selection of office supplies

•	Target is competing in this area using fashion as a differentiator

•	Amazon has expanded its product and service offerings

•	FedEx Office and others sell office supplies and provide copy & print, design, and shipping services

We believe that combining our two businesses is the best way to compete in this large, highly fragmented and competitive industry. We believe the FTC will recognize how much our industry has changed, how much competition we face from disparate sources, and how our proposed transaction would allow us to not only bring products to customers more efficiently and cost effectively, but to offer a better value proposition.

About the Financial Impact

Q: When do you expect to be accretive to EPS on a reported basis?

A: In the first year following the transaction’s close, while the combination is expected to be modestly dilutive to earnings per share on a reported basis, earnings per share excluding one-time merger integration costs and noncash depreciation and amortization charges is expected to be significantly accretive to the combined company.

Q: How much of the synergies are expected to come from various categories?

A: While we will not get into all of the specifics right now, the majority of the cost savings are expected to come from operating and G&A efficiencies of the combined businesses.

Q: Are you expecting to scale back on capital and expense investments in strategic initiatives until the merger closes?

A: We plan to continue to invest in our strategic initiatives in order to continue making progress in our respective businesses.

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Q: How will this merger impact your rating agency ratings?

A: Upon the transaction’s close, the combined company expects to have more than $1 billion in cash on hand and more than $1 billion available through a revolving credit facility, giving it the flexibility to invest in both its current business and future growth opportunities. The combined company is expected to deliver long-term operating improvement, with greater potential for earnings expansion and improved cash flow generation. The combination of these factors should provide for an improved credit profile. We don’t expect that there will be any near-term impact to either of the companies existing credit ratings.

About Our Customers

Q: How will the combined company better serve our customers?

A: The combination aligns two leading retailers, enabling us to more fully embrace an omnichannel approach in which our customers are empowered to buy what, when, how, and where they want. By combining our insights and innovative ideas, we will be better able to understand customers’ unmet needs and develop more effective solutions. Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies.

Q: From an omni-channel viewpoint, what opportunities does this merger bring?

A: Our industry has changed dramatically in the past decade. Together, we believe we will be better positioned to compete with the many online retailers, warehouse clubs and other traditional outlets that are putting a greater emphasis on the office products business. Our customers – both consumers and businesses – are increasingly demanding a way to seamlessly connect with us through multiple channels, including our retail stores, direct sales, telesales and through our digital environments. These multiple channels empower our customers to buy when, how and where they want, which we think is an advantage in terms of building brand loyalty. The key will be to manage all these touchpoints as efficiently as possible.

About Our Associates/Employees (Associate FAQs)

Q: What is a Merger of Equals (MOE)?

A: An MOE recognizes that the merged company will be a combination of both OfficeMax and Office Depot. We will have a board made up of six OfficeMax and six Office Depot directors. The Board governance will be shared by the directors designated by each party, and a CEO will be selected by both parties’ directors. The shareholders from each company will retain ownership in the combined entity since the deal will be structured as a stock-for-stock, tax-free exchange.

We believe the strengths of our combined entity will deliver greater long-term value to our shareholders. Stockholders from both companies will benefit from the value creation.

Q: Why couldn’t we (associates) learn about this news sooner?

A: As a public company we are required by law to abide by certain public disclosure rules. We could not make any announcements until the material terms were finalized and the board of directors approved the merger agreement.

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Q: Who will lead the organization until the merger is completed?

A: Ravi Saligram, President and CEO of OfficeMax, will continue to lead OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot, will continue to lead Office Depot through the completion of the selection process for a CEO of the combined company.

Q: What will the transition process be like for me? How will you prepare me for the transition?

A: We will continue to keep you updated as we move forward in this process. Information will be housed on the portal and you will receive regular updates from senior management and have an opportunity to provide feedback.

Q: When will decisions be made about the company name, brand and HQ location?

A: Decisions will be made following the appointment of key management positions.

Q: What if the merger doesn’t get approved?

A: We are optimistic about the approval process.

Q: Will Office Depot or OfficeMax have a reduction in force or layoffs? Will any jobs be eliminated?

A: It’s too early to comment on what impact a merger may have on jobs within various functions. However, we are committed to communicating with associates, as soon as we can, throughout this process, as we are able. Once the merger is finalized, we will be building the new company with talented people from both companies.

Q: How many associates will each company lay off?

A: It is too early to speculate on such matters. All of the details regarding the combination will be addressed by the integration team comprised of executives of both companies and we will provide important updates as decisions get made.

Q: When can I expect to learn about the future of my job?

A: We expect the transaction to close by the end of calendar 2013. Until the merger is complete, we must continue to remain focused on our jobs and serve our customers to the best of our ability. We will continue with the implementation of our strategy, and we do not have plans to make any significant changes in our organization at this time. We are committed to communicating important decisions as soon as we can.

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Q: In the case of redundant positions, how will decisions be made about which associates stay and which leave?

A: It’s too early to comment on the potential integration process. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway that will continue to improve our customer relationships and our business.

Q: What should I do during the pre-close period?

A: For now, it’s important that we stay focused on doing a great job for our customers.

Q: Will stores be closed and, if so, what is the timeline?

A: It’s too early to comment on the potential integration process, and its impact on stores. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway, including our new smaller store format, that will continue to improve our customer relationships and our business.

Q: If my role is eliminated, will there be a severance program? What will the severance policy be?

A: It’s too early to comment on the potential integration process. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway that will continue to improve our customer relationships and our business.

Q: Will this impact our incentive compensation plans for 2013?

A: No. The transaction is not expected to close until the end of 2013. Our announced incentive compensation plans will remain in place.

Q: How will we keep people from leaving the company between now and the time the transaction closes and integration work begins? How will we attract qualified job candidates to the company during this waiting period?

A: We recognize how important it is to keep talented associates. Although there is always some change anticipated with the merger of two large organizations, we believe in the potential for the combined companies and the benefits this merger will bring for our associates and customers.

Q: How will our customers and vendors be notified?

A: We are reaching out to our customers and vendors through all communications channels to ensure that they know what’s happening and understand our commitment to their business.

Q: How should I interact with my customers/vendors now?

A: Until the transaction closes, Office Depot and OfficeMax will remain two separate companies. We must continue to operate separately and to compete vigorously as we always have. You should continue to do business with your customers and vendors according to current policies until further notice and focus on continuing to provide the great customer service they have come to expect from us.

In addition, you should not speculate about the transaction. Don’t hesitate to ask your manager if you are unsure about what you can and cannot say or do prior to the transaction’s close.

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After the transaction has been approved and the merger is complete, the combination of Office Depot and OfficeMax is expected to create a stronger, more efficient global provider of office products and services.

Q: As a merchant, what should I tell my vendors about the FTC?

A: Share the following: As part of the regulatory process, you may receive a call from the Federal Trade Commission about our proposed merger. The call is purely routine – the FTC often contacts industry participants, including significant vendors, when a transaction like this is announced.

If you do receive a call, we would appreciate you making yourself available to respond to the FTC’s questions, and we thank you in advance for your time. Of course, we are interested in whether the FTC actually contacts you and, if so, what questions the FTC asks. We would appreciate any feedback you could provide to us.

Q: What should I tell my customers about the FTC?

A: Share the following: As part of the regulatory process, you may receive a call from the Federal Trade Commission about our proposed merger. The call is purely routine – the FTC often contacts industry participants, including significant customers, when a transaction like this is announced.

If you do receive a call, we would appreciate you making yourself available to respond to the FTC’s questions, and we thank you in advance for your time. Of course, we are interested in whether the FTC actually contacts you and, if so, what questions the FTC asks. We would appreciate any feedback you could provide to us.

Q: Will anything change about how we do business with our customers/vendors?

A: No. It is business as usual until the transaction closes.

Q: If customers or vendors want more information about the merger, where should I direct them?

A: Invite them to visit the OfficeMax and Office Depot external websites at www.OfficeMax.com and www.officedepot.com. The “company information” sections will have content to update external stakeholders on any news about the merger.

Q: As an Office Depot associate, should I coordinate with my counterpart at the other company regarding business?

A: No. Until the transaction has been approved and the merger completed, OfficeMax and Office Depot will continue to operate independently, as completely separate companies. You should continue to pursue your respective business at OfficeMax or Office Depot and operate under existing policies and guidelines.

Q: For prospective contract accounts with proposals from both OfficeMax and Office Depot, which one is valid?

A: Until the transaction has been approved and the merger completed, we continue to operate as completely separate companies and it is business as usual. We will continue to pursue new accounts and to deliver exceptional service.

Q: As a store associate at Office Depot, what do I do if my counterpart store associate or field personnel come into my store?

A: We are still competitors, just as we are competitors with Wal-Mart, Target and Staples. Do not provide your counterpart associates with any information, and contact

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your district manager if you receive any inquiries. Our policy regarding no photographs or filming in-store (without permission) is still in effect as well, so do not allow anyone to enter the store for that purpose.

Q: Am I allowed to talk about this change with my friends and family?

A: Yes, the announcement is public information. However, you must keep confidential any material, non-public information that might influence a person to buy or sell company stock.

Q: What if someone from the media calls me to ask questions?

A: You should not provide media interviews. If a member of the media contacts you, indicate that you are not a spokesperson for either company and refer that person to Brian Levine, Vice President, Corporate Communications, Office Depot at 561-438-2895 and/or Julie Treon, Vice President, Communications and Corporate Affairs, OfficeMax at 630-864-6155.

Q: What if a stockholder, analyst or financial institution calls me to ask questions about the merger?

A: You should not provide information. If a member of the financial community, a stockholder, or anyone from a bank contacts you, indicate that you are not a spokesperson for either company and refer that person to Brian Turcotte, Vice President, Finance and Investor Relations, Office Depot at 561-438-6357 and/or Mike Steele, Vice President, Investor Relations, OfficeMax at 630-864-6826.

Q: Who can we contact if we need additional information?

A: For more information on the transaction, please visit the respective websites for Office Depot and OfficeMax. You can also contact the following:

For Associates and Media: Brian Levine, Vice President, Corporate Communications, Office Depot at 561-438-2895 and/or Julie Treon, Vice President, Communications and Corporate Affairs, OfficeMax at 630-864-6155.

For Investors: Brian Turcotte, Vice President, Finance and Investor Relations, Office Depot at 561-438-6357 and/or Mike Steele, Vice President, Investor Relations, OfficeMax at 630-864-6826.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY

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STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on

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Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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